Exhibit 99.2

GAMBLING.COM GROUP LIMITED

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

(USD in thousands, except per share amounts)

		THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	NOTE	2021	2020	2021	2020
Revenue	15	10,123	7,406	32,032	17,713
Sales and marketing expenses	16	(3,587)	(1,790)	(9,435)	(5,661)
Technology expenses	16	(1,123)	(663)	(2,757)	(1,705)
General and administrative expenses	16	(2,978)	(1,402)	(9,137)	(3,347)
Allowance for credit losses and write offs	3	(34)	(76)	66	(239)
Operating profit		2,401	3,475	10,769	6,761
(Losses) gains on financial liability at fair value through profit or loss	12	—	(411)	—	1,810
Finance income	17	884	13	1,436	328
Finance expense	17	(591)	(468)	(1,352)	(1,636)
Income before tax		2,694	2,609	10,853	7,263
Income tax credit/(charge)	19	1,981	(306)	733	(653)
Net income for the period attributable to the equity holders		4,675	2,303	11,586	6,610
Other comprehensive income
Exchange differences on translating foreign currencies		(1,785)	784	(2,987)	750
Total comprehensive income for the period attributable to the equity holders		2,890	3,087	8,599	7,360
Net income per share attributable to ordinary shareholders, basic	18	0.14	0.08	0.39	0.24
Net income per share attributable to ordinary shareholders, diluted	18	0.13	0.08	0.34	0.22

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Financial Position (Unaudited)

(USD in thousands)

	NOTE	SEPTEMBER 30, 2021	DECEMBER 31, 2020
ASSETS
Non-current assets
Property and equipment	4	535	515
Intangible assets	6	23,073	23,560
Right-of-use assets	5	1,564	1,799
Deferred tax asset	14	7,323	5,778
Total non-current assets		32,495	31,652
Current assets
Trade and other receivables	7	5,993	5,506
Cash and cash equivalents		53,160	8,225
Total current assets		59,153	13,731
Total assets		91,648	45,383
EQUITY AND LIABILITIES
Equity
Share capital	8	—	64
Capital reserve	9	55,895	19,979
Share options and warrants reserve	10,11	1,908	296
Foreign exchange translation reserve		(457)	2,530
Retained earnings		22,929	11,343
Total equity		80,275	34,212
Non-current liabilities
Borrowings	12	5,919	5,937
Lease liability	5	1,365	1,562
Total non-current liabilities		7,284	7,499
Current liabilities
Trade and other payables	13	2,995	2,428
Borrowings and accrued interest	12	—	23
Lease liability	5	405	413
Income tax payable		689	808
Total current liabilities		4,089	3,672
Total liabilities		11,373	11,171
Total equity and liabilities		91,648	45,383

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Changes In Equity (Unaudited)

(USD in thousands)

	NOTE	SHARE CAPITAL	CAPITAL RESERVE	SHARE OPTIONS AND WARRANTS RESERVE	FOREIGN EXCHANGE TRANSLATION RESERVE	RETAINED EARNINGS/ ACCUMULATED DEFICIT	TOTAL
Balance at January 1, 2021		64	19,979	296	2,530	11,343	34,212
Transactions with owners
Issue of share capital	8,9	—	35,852	—	—	—	35,852
Transfer between reserves upon IPO	8,9	(64)	64	—	—	—	—
Movements in share options and warrants reserve	10,11	—	—	1,612	—	—	1,612
		(64)	35,916	1,612	—	—	37,464
Comprehensive income
Net income		—	—	—	—	11,586	11,586
Exchange differences on translating foreign currencies		—	—	—	(2,987)	—	(2,987)
Balance at September 30, 2021		—	55,895	1,908	(457)	22,929	80,275
Balance at January 1, 2020		61	16,007	621	50	(3,808)	12,931
Transactions with owners
Issue of share capital	8,9	1	590	—	—	—	591
Movements in share options and warrants reserve	10,11	—	3	(3)	—	—	—
		1	593	(3)	—	—	591
Comprehensive income
Net income		—	—	—	—	6,610	6,610
Exchange differences on translating foreign currencies		—	—	—	750	—	750
Balance at September 30, 2020		62	16,600	618	800	2,802	20,882

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Condensed Consolidated Statements of Cash Flows (Unaudited)

(USD in thousands)

		THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	NOTE	2021	2020	2021	2020
Cash flow from operating activities
Income before tax		2,694	2,609	10,853	7,263
Finance income (expenses), net	17	(293)	455	(84)	1,308
Losses (gains) on financial instruments valuation	12	—	411	—	(1,810)
Adjustments for non-cash items:
Depreciation and amortization		585	552	1,801	1,603
Movements in credit loss allowance	3	34	76	(66)	239
Other write offs	4,6	87	—	87	—
Share option charge	11	402	—	1,466	—
Cash flows from operating activities before changes in working capital		3,509	4,103	14,057	8,603
Changes in working capital
Trade and other receivables		503	60	(741)	(1,081)
Trade and other payables		(1,903)	11	807	51
Income tax paid		(728)	(206)	(1,264)	(206)
Cash flows generated by operating activities		1,381	3,968	12,859	7,367
Cash flows from investing activities
Acquisition of property and equipment	4	(62)	(51)	(227)	(68)
Acquisition of intangible assets	6	(565)	—	(2,359)	—
Cash flows used in investing activities		(627)	(51)	(2,586)	(68)
Cash flows from financing activities		—	—	—	—
Issue of ordinary shares and share warrants	8,9,10	41,922	—	41,922	630
Equity issue costs		(6,070)	—	(6,070)	(40)
Repayment of notes and bonds	12	—	—	—	(3,444)
Interest paid	12	(243)	—	(364)	(677)
Warrants repurchased	10,11	—	—	—	(129)
Principal paid on lease liability	5	(64)	(76)	(159)	(151)
Interest paid on lease liability	5	(47)	(46)	(143)	(145)
Cash flows generated from (used in) financing activities		35,498	(122)	35,186	(3,956)
Net movement in cash and cash equivalents		36,252	3,795	45,459	3,343
Cash and cash equivalents at the beginning of the period		17,168	6,958	8,225	6,992
Net foreign exchange differences on cash and cash equivalents		(260)	98	(524)	516
Cash and cash equivalents at the end of the period		53,160	10,851	53,160	10,851

The accompanying notes are an integral part of these condensed consolidated financial statements.

GAMBLING.COM GROUP LIMITED

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(USD in thousands except share and per-share amounts)

1. GENERAL COMPANY INFORMATION

Gambling.com Group Limited (the “Company” or “Group”) is a public limited liability company founded in 2006 and incorporated in Jersey in accordance with the provisions of the Companies (Jersey) Law 1991, as amended. Our registered address is 22 Grenville Street, St. Helier, Jersey JE4 8PX.

We are a multi-award-winning performance marketing company and a leading provider of digital marketing services active exclusively in the online gambling industry. Our principal focus is on iGaming and sports betting. Through our proprietary technology platform, we publish a portfolio of premier branded websites including Gambling.com and Bookies.com.

2. BASIS OF PRESENTATION

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). They do not include all disclosures that would otherwise be required in a complete set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and should be read in conjunction with the 2020 audited consolidated financial statements included in the Company’s Registration Statement, previously filed with the U.S. Securities and Exchange Commission on July 22, 2021 (“2020 audited consolidated financial statements”).

3. SIGNIFICANT ACCOUNTING POLICIES

The unaudited condensed consolidated financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s statement of financial position as of September 30, 2021 and its results of operations and cash flows for the three and nine months ended September 30, 2021 and 2020 and its changes in equity for the nine months ended September 30, 2021 and 2020. The results of operations for the three and nine months ended September 30, 2021 are not necessarily indicative of the results that may be expected for the year ended December 31, 2021 or for any future annual or interim period.

USE OF ESTIMATES AND JUDGEMENTS

In preparing these condensed consolidated financial statements, the Company has made estimates and judgements that impact the application of accounting policies and reported amounts. The significant estimates and judgements made in applying the Company’s accounting policies and key sources of estimation were the same as those described in its 2020 audited consolidated financial statements.

NEW AND AMENDED STANDARDS ADOPTED BY THE GROUP IN 2021

The Group has analyzed the following amendments to existing standards that are mandatory for the Group’s accounting period beginning on January 1, 2021, and determined they had limited or no impact on the Group’s financial statements:

•
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, Interest Rate Benchmark Reform
•
Amendment to IFRS 16, Covid-19-Related Rent Concessions beyond 30 September 2021

STANDARDS ISSUED BUT NOT YET EFFECTIVE

There were a number of standards and interpretations which were issued but not effective until periods beginning subsequent to December 31, 2021. These amendments have not been early adopted for these condensed consolidated financial statements and are not expected to have a significant impact on disclosures or amounts reported in the Group’s consolidated financial statements in the period of initial application.

FOREIGN CURRENCY TRANSLATION

The following exchange rates were used to translate the financial statements of the Group into USD from Euros:

	PERIOD END (1)	AVERAGE FOR PERIOD (2)	AVERAGE FOR PERIOD (9 MONTHS)	BEGINNING OF PERIOD (1)	LOW	HIGH
Nine Months Ended September 30:	(EUR per USD)
2021	0.86	0.85	0.84	0.81	0.81	0.86
2020	0.85	0.86	0.89	0.89	0.83	0.93

(1)
Exchange rates are as per European Central Bank.
(2)
The average is based on published rates refreshed daily by the European Central Bank.

SEGMENT REPORTING

An operating segment is a part of the Group that conducts business activities from which it can generate revenue and incur costs, and for which independent financial information is available. Identification of segments is based on internal reporting to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). The Group does not divide its operations into different segments, and the CODM operates and manages the Group’s entire operations as one segment, which is consistent with the Group’s internal organization and reporting system.

CREDIT RISK MANAGEMENT

Credit risk arises from cash and cash equivalents and trade and other receivables. The exposure as of the reporting date is as follows:

	AS AT SEPTEMBER 30, 2021	AS AT DECEMBER 31, 2020
Trade and other receivables (excluding prepayments)	4,967	5,046
Cash and cash equivalents	53,160	8,225
	58,127	13,271

For the three months ended September 30, 2021 and 2020, revenues generated from one customer amounted to 11% and 20% of the Group’s total sales, respectively. For the nine months ended September 30, 2021 and 2020, revenues generated from one customer amounted to 15% and 21% of the Group’s total sales, respectively.

The Group has the following financial assets that are accounted for using the expected credit loss (ECL) model: trade receivables and other financial assets carried at amortized cost. The Group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables and contract assets. The expected loss rates are based on the historical credit losses experienced over a recent twelve-month period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors (such as GDP growth, inflation rate and unemployment forecasts) affecting the ability of the customers to settle the receivables.

The aging of trade receivables that are past due but not impaired is shown below:

	AS AT SEPTEMBER 30, 2021	AS AT DECEMBER 31, 2020
Between one and two months	21	190
Between two and three months	—	21
More than three months	—	8
	21	219

The Company did not recognize any specific impairment on trade receivables during the three and nine months ended September 30, 2021.

The activity in the credit loss allowance was as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Balance at the beginning of the period	216	487	352	340
(Decrease)/Increase in credit losses allowance	28	29	(92)	221
Write offs	—	(238)	—	(238)
Translation effect	(8)	20	(24)	(25)
Balance at the end of the period	236	298	236	298

For the three months ended September 30, 2021 and 2020, the Company wrote off total trade receivable balances of $6 and $47, respectively, not previously provided as a part of the credit loss allowance. For the three months ended September 30, 2020, a specific provision of $238 was released.

For the nine months ended September 30, 2021 and 2020, the Company wrote off total trade receivable balances of $26 and $18, respectively, not previously provided as a part of the credit loss allowance. For the nine months ended September 30, 2020, a specific provision of $238 was released.

The Group actively manages credit limits and exposures in a practicable manner such that past due amounts receivable from the operator customers are within controlled parameters. Management assesses the credit quality of the operators, taking into account their financial position, past experience and other factors. The Group’s receivables are principally in respect of transactions with operators for whom there is no recent history of default. Management does not expect significant losses from non-performance by these operators above the ECL provision. The directors consider that the Group was not exposed to significant credit risk as at the end of the current reporting period.

The Group monitors intra-group credit exposures at the individual entity level on a regular basis and ensures timely performance in the context of its overall liquidity management. Management concluded the Group’s exposure to credit losses on intra-group receivables were immaterial.

As cash and cash equivalents are held with financial institutions, any credit risk is deemed to be immaterial. The IFRS 9 assessment conducted for these balances did not identify any material impairment loss as of September 30, 2021.

4. PROPERTY AND EQUIPMENT

	COMPUTER AND OFFICE EQUIPMENT	LEASEHOLD IMPROVEMENTS	TOTAL
At January 1, 2021	342	173	515
Additions	227	—	227
Other movements	(35)	—	(35)
Depreciation charge	(107)	(17)	(124)
Translation differences	(37)	(11)	(48)
At September 30, 2021	390	145	535
Cost	679	228	907
Accumulated depreciation	(289)	(83)	(372)
Net book amount at September 30, 2021	390	145	535

For the three months ended September 30, 2021 and 2020, cash paid for the acquisition of property and equipment was $62 and $51, respectively. For the three months ended September 30, 2021 the Company expensed low value office equipment with net book value of $35.

For the nine months ended September 30, 2021 and 2020, cash paid for the acquisition of property and equipment was $227 and $68, respectively.

The following is the reconciliation of depreciation expense for the three months and nine months ended September 30, 2021 and 2020:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Depreciation expensed to technology expenses	8	3	16	10
Depreciation expensed to general and administrative expenses	34	28	108	80
Total depreciation expense	42	31	124	90

5. LEASES

Below are the carrying amounts of the Group’s right-of-use assets and lease liabilities and the movements during the periods presented:

	RIGHT-OF- USE ASSETS	LEASE LIABILITIES
At January 1, 2021	1,799	1,975
Additions	71	71
Amortization of right-of-use assets	(231)	—
Interest expense	—	144
Payments	—	(302)
Translation differences	(75)	(118)
At September 30, 2021	1,564	1,770

For the three months ended September 30, 2021 and 2020, amortization expense of right-of-use assets was $64 and $40, respectively, and lease payments related to lease liabilities were $111 and $122, respectively.

For the nine months ended September 30, 2021 and 2020, amortization expense of right-of-use assets was $231 and $167, respectively, and lease payments related to lease liabilities were $302 and $296, respectively.

Lease payments not recognized as a liability

The expense relating to payments not included in the measurement of the lease liability is as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Short-term leases	72	59	242	319

6. INTANGIBLE ASSETS

	DOMAIN NAMES MOBILE APPS AND RELATED WEBSITES	CUSTOMER CONTRACTS	OTHER INTANGIBLES	TOTAL
At January 1, 2021	23,543	—	17	23,560
Domain names and other assets	1,089	—	—	1,089
Capitalized software development	—	—	1,270	1,270
Other movements	—	—	(52)	(52)
Amortization charge	(1,378)	—	(68)	(1,446)
Translation differences	(1,325)	—	(23)	(1,348)
At September 30, 2021	21,929	—	1,144	23,073
Cost	27,270	1,040	1,230	29,540
Accumulated amortization	(5,341)	(1,040)	(86)	(6,467)
Net book amount at September 30, 2021	21,929	—	1,144	23,073

Amortization expense of intangible assets for the three months ended September 30, 2021 and 2020 was $479 and $481, respectively. Amortization expense of intangible assets for the nine months ended September 30, 2021 and 2020 was $1,446 and $1,346, respectively.

For the three months ended September 30, 2021, cash paid for the acquisition of intangible assets and capitalized software developments was $565. For the three months ended September 30, 2021 the Company expensed prior capitalized expenses with net book value of $52.

For the nine months ended September 30, 2021, cash paid for the acquisition of intangible assets and capitalized software development was $2,359.

As of September 30, 2021, the net book value of assets with finite useful lives was $2,893 of which $1,749 related to a finite life mobile app and $1,144 related to other intangibles, and the net book value of assets with indefinite useful lives was $20,180 related to domain names and related websites.

7. TRADE AND OTHER RECEIVABLES

	AS AT SEPTEMBER 30,	AS AT DECEMBER 31,
	2021	2020
Current
Trade receivables, net	4,711	4,839
Other receivables	148	141
Deposits	108	66
Prepayments	1,026	460
	5,993	5,506

	AS AT SEPTEMBER 30,	AS AT DECEMBER 31,
	2021	2020
Trade receivables, gross	4,947	5,191
Credit loss allowance	(236)	(352)
Trade receivables, net	4,711	4,839

Trade receivables are unsecured and subject to settlement typically within 30 days. Details on movements in the allowance are disclosed within Note 3.

8. SHARE CAPITAL

	SHARES	USD
Issued and fully paid ordinary shares
As at January 1, 2021	28,556,422	64
Shares issued and sold	5,250,000	—
Transfer to capital reserve upon change of par value	—	(64)
As at September 30, 2021	33,806,422	—
As at January 1, 2020	27,291,543	61
Shares issued and sold	279,269	1
As at September 30, 2020	27,570,812	62

In July 2021, the Group issued and sold in its initial public offering 5,250,000 ordinary shares in exchange for total gross cash proceeds of $41,922. Costs attributable to the issue of new equity amounted to $6,070 and were netted against proceeds received.

At September 30, 2021, total authorized shares of the Company were unlimited. Shares have no par value.

At December 31, 2020, total authorized share capital of the Company was 35,000,000 shares with a nominal value of EUR0.002 (USD 0.002) each.

9. CAPITAL RESERVE

	NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020
Opening carrying amount	19,979	16,007
Share warrants repurchased and exercised (Note 10)	—	3
Share capital issue (Note 8), net of issuance costs	35,852	590
Transfer from share capital reserve upon change of par value	64	—
Closing carrying amount	55,895	16,600

10. SHARE OPTIONS AND WARRANTS RESERVE

Changes in the share option and warrants reserve are as follows:

	OPTIONS AND WARRANTS	USD
As at January 1, 2021	2,854,744	296
Share options and warrants expense	—	514
Share options and warrants granted	4,066,770	237
Modification of share warrants	—	869
Share options forfeited	(20,000)	(8)
As at September 30, 2021	6,901,514	1,908
As at January 1, 2020	3,345,354	621
Share warrants repurchased	(135,000)	(1)
Share warrants exercised	(115,000)	(2)
As at September 30, 2020	3,095,354	618

In January 2021, share options to purchase 10,000 ordinary shares that were issued under the 2020 Stock Incentive Plan (the "Plan") were forfeited. In August 2021, a further 10,000 were forfeited (see Note 11).

On July 31, 2021, 4,056,770 share options were granted under the Founders' Award (Note 11).

As at September 30, 2021, there was a total of 6,901,514 warrants and options outstanding including 735,000 warrants and options issued under the 2020 Stock Incentive plan and 4,056,770 under the Founders' Awards (see Note 11).

In March 2020, share warrants that had originally been issued and sold in June 2019 to an executive to purchase 100,000 ordinary shares were repurchased by the Company.

In June 2020, non-executive directors exercised 115,000 warrants and the Company repurchased 35,000 warrants.

11. SHARE-BASED PAYMENTS

The number of awards outstanding under the Plan and Founders' Award as at September 30, 2021, is as follows:

	NUMBER OF AWARDS	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE IN USD
Awards outstanding as at January 1, 2021	745,000	3.44
Granted	4,066,770	8.00
Forfeited	(20,000)	3.44
Awards outstanding as at September 30, 2021	4,791,770	7.31

For the three and nine months ended September 30, 2020, there were no issued or outstanding awards classified as share-based payments under the Plan or the Founders' Award.

Determination of Fair Value of Options and Warrants

In June 2021, the liability-classified warrants issued in November 2020 were modified to additionally allow net-share settlement in the event of the holder’s employment termination. The Company has the right to choose between settlement on a net-share or net-cash basis. Accordingly, effective in June 2021, the warrants qualified for recognition as an equity instrument. The carrying value of the warrant liability of $869 was reclassified as equity at the modification date.

As of modification date, the fair value per share for these warrants of EUR 3.66 was determined using the Black-Scholes model with the main data inputs being volatility of 60%, an expected life of 3.4 years and an annual risk-free interest rate of 0.51%. The exercise price for these warrants is EUR 3.01 per share.

In July 2021, the Company granted options for 4,056,770 shares subject to performance vesting under the Founders' Award. Each option is divided in twelve tranches subject to different market capitalization thresholds. Holders are required to hold exercise shares for a period of three years ("holding period") after the exercise date. The share options tranches were valued individually using Monte Carlo simulations with the main input data being volatility of 55%, risk free rate of 1.24%, holding restriction discount of 20% and expected weighted average time to vest is 6.62 years. The exercise price for each tranche is $8.00 per share. The weighted average fair value was determined at $1.92 per share as at measurement date. As of September 30, 2021 the performance conditions were not achieved for any of the tranches.

Share-based Payment Expense

(in thousands)	THREE MONTHS ENDED SEPTEMBER 30, 2021	NINE MONTHS ENDED SEPTEMBER 30, 2021
Equity classified share options and warrants expense	402	743
Liability classified warrants' expense	—	723
Share-based payment expense	402	1,466

12. BORROWINGS

As of September 30, 2021 and December 31, 2020, the non-current and current borrowings are as follows:

	AS AT SEPTEMBER 30,	AS AT DECEMBER 31,
	2021	2020
Non-current	5,919	5,937
Current	—	23
Total	5,919	5,960

As of September 30, 2021 and December 31, 2020, the total outstanding borrowings are as follows:

	AS AT SEPTEMBER 30,	AS AT DECEMBER 31,
	2021	2020
Term loan	5,919	5,960

As at January 1, 2020, the Company had outstanding EUR-denominated senior secured bonds with nominal amount EUR 16,000 ($17,974) and carried at fair value of USD 18,242. In March 2020, the Group repurchased a portion of its Euro-denominated senior secured bonds with a nominal amount (including accrued interest) of EUR 4,364 ($4,910 for the nine months ended September 30, 2020), in exchange for a cash payment of EUR 3,123 ($3,444 for the nine months ended September 30, 2020) and subsequently cancelled the purchased bonds. For the three and nine months ended September 30, 2020, the Company paid interest of Nil and $677 respectively on the remaining outstanding EUR-denominated senior secured bonds, which were fully redeemed as of December 31, 2020.

For the three months ended September 30, 2020, total “Fair value movements” amounted to a loss of $411 related to the remeasurement to fair value of the remaining outstanding bonds using market quoted prices.

For the nine months ended September 30, 2020, total “Fair value movements” amounted to a gain of $1,810 related to the remeasurement to fair value of the remaining outstanding bonds using market quoted prices.

In June 2020, the Group received $180 under an unsecured loan granted under the Payment Protection Plan program authorized by the United States government in response to the novel coronavirus (“COVID-19”) pandemic, as part of the CARES Act. The loan was repayable in monthly instalments from April 2021 to May 2022, bore interest at 1% per annum and could be forgiven to the extent proceeds of the loan were used for eligible expenditures, such as payroll and other expenses described in the CARES Act. The loan was forgiven in May 2021. As the Group reasonably believed that it would meet the terms for forgiveness, the loan was accounted for as a grant related to income and initially recognized as a deferred income liability. Subsequent to initial recognition, the Company reduced the liability, with the offset presented as a reduction of the related expense (i.e., payroll related costs) during the year ended December 31, 2020.

In December 2020, the Group entered into a term loan agreement with an investor, pursuant to which it borrowed $6,000 bearing an interest rate of 8% and due in December 2022, which was used, in part, to redeem the remaining outstanding senior secured bonds due in 2021. The term loan is accounted for at amortized cost using the effective interest method. The transaction costs directly attributable to the issuance were $66 and are capitalized as part of the initial carrying amount of the term loan and subsequently amortized into profit or loss over its term through the application of the effective interest method. For the three and nine months ended September 30, 2021, the Group paid interest of $243 and $364,respectively, on the term loan.

13. TRADE AND OTHER PAYABLES

	AS AT SEPTEMBER 30,	AS AT DECEMBER 31,
	2021	2020
Trade payables(i)	952	521
Accruals	1,512	1,447
Indirect taxes	323	225
Liability classified warrants	—	151
Other payables	208	84
	2,995	2,428

(i)
Trade payables balance is unsecured, interest-free and settled within 60 days from incurrence.

The liability classified warrants were reclassified to equity in June 2021 as a result of a modification to the warrants (see Note 11).

14. DEFERRED TAX

Deferred tax assets and liabilities are offset when they relate to the same fiscal authority, and there is a legally enforceable right to offset current tax assets against current tax liabilities.

The following amounts determined after appropriate offsetting are shown in the consolidated statement of financial position:

	AS AT SEPTEMBER 30,	AS AT DECEMBER 31,
	2021	2020
Deferred tax asset to be recovered after more than 12 months	7,323	5,778
Deferred tax liability to be paid after more than 12 months	—	—
	7,323	5,778

The change in the deferred income tax account is as follows:

	NINE MONTHS ENDED SEPTEMBER 30,	YEAR ENDED DECEMBER 31,
	2021	2020
Deferred tax asset at the beginning of the period	5,778	—
Credited to the consolidated statement of comprehensive income	1,933	5,377
Translation differences	(388)	401
Deferred tax asset at the end of the period	7,323	5,778

Deferred taxes are calculated on temporary differences under the liability method using the principal tax rate within the relevant jurisdiction. The balance is comprised of the following:

	AS AT SEPTEMBER 30,	AS AT DECEMBER 31,
	2021	2020
Intangible assets	6,644	4,956
Trading losses and other allowances	679	822
Net deferred tax assets	7,323	5,778

At September 30, 2021, the Group had unutilized trading losses and other allowances of $27,263 of which $13,794 were not recognized based on management’s performance projections for 2021 – 2026 and the related ability to utilize the tax losses. The resulting deferred tax asset of $679 is based on the deductions allowed by Article 14(1)(m) of the Malta Income Tax Act. At September 30, 2021, the Group had unutilized capital allowances of $98,327 related to the transferred intangible assets, of which $45,178 were not recognized based on management’s performance projections for 2021 – 2026 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $6,644.

At December 31, 2020, the Group had unutilized trading losses and other allowances of $25,458 of which $9,011 were not recognized based on management’s performance projections for 2021 – 2025 and the related ability to utilize the tax losses. The resulting deferred tax asset of $822 is based on the deductions allowed by Article 14(1)(m) of the Malta Income Tax Act. At December 31, 2020, the Group had unutilized capital allowances of $79,296 related to the transferred intangible assets, of which $39,645 were not recognized based on management’s performance projections for 2021 – 2025 and related ability to utilize capital allowance resulting in a recognition of a deferred tax asset of $4,956.

15. REVENUE

Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

The Group presents revenue as disaggregated by market based on the location of the end user as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
U.K. and Ireland	$4,483	$4,311	$16,165	$10,409
Other Europe	2,718	1,162	8,540	2,953
North America	2,270	1,081	5,330	2,576
Rest of the world	652	852	1,997	1,775
Total revenues	$10,123	$7,406	$32,032	$17,713

The Group presents disaggregated revenue by monetization type as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Hybrid commission	$2,808	$3,847	$12,681	$9,181
Revenue share commission	829	794	2,852	2,304
CPA commission	5,455	2,535	13,389	5,776
Other revenue	1,031	230	3,110	452
Total revenues	$10,123	$7,406	$32,032	$17,713

The Group also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type is as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Casino	$7,965	$6,354	$27,166	$15,289
Sports	2,076	858	4,419	2,050
Other	82	194	447	374
Total revenues	$10,123	$7,406	$32,032	$17,713

16. OPERATING EXPENSES

Sales and marketing expenses

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Wages, salaries, benefits and social security costs	2,179	964	5,566	3,028
External marketing expenses	512	238	1,238	942
Amortization of intangible assets	452	474	1,378	1,320
Share-based payments	135	—	438	—
Other	309	114	815	371
Total sales and marketing expenses	3,587	1,790	9,435	5,661

Technology expenses

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Wages, salaries, benefits and social security costs	913	601	2,310	1,525
Depreciation of property and equipment	8	3	16	10
Amortization of intangible assets	27	7	68	26
Other	175	52	363	144
Total technology expenses	1,123	663	2,757	1,705

General and administrative expenses

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Wages, salaries, benefits and social security costs	1,101	1,037	2,939	2,187
Share-based payments	267	—	1,028	—
Depreciation of property and equipment	34	28	108	80
Amortization of right-of-use assets	64	40	231	167
Short term leases	72	56	242	166
Legal and consultancy fees	815	209	1,701	370
Non-recurring accounting and legal fees related to offering	76	—	974	—
Non-recurring employees’ bonuses related to offering	—	—	1,097	—
Other	549	32	817	377
Total general and administrative expenses	2,978	1,402	9,137	3,347

17. FINANCE INCOME AND FINANCE EXPENSES

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Finance income	884	13	1,436	328
Finance expenses	(591)	(468)	(1,352)	(1,636)
Net finance income (expenses)	293	(455)	84	(1,308)

Finance income of the Group is mainly comprised of translation gains of balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency.

Finance expenses for the three months ended September 30, 2021 is comprised of $118 of interest expense on the term loan, $47 of interest expense on lease liabilities, $400 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $26 related to other finance charges.

Finance expenses for the three months ended September 30, 2020 is comprised of $365 of interest expense on senior secured bonds due in 2021, $36 of interest expense on lease liabilities, $59 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $8 related to other finance charges.

Finance expenses for the nine months ended September 30, 2021 is comprised of $360 of interest expense on the term loan, $144 of interest expense on lease liabilities, $770 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $78 related to other finance charges.

Finance expenses for the nine months ended September 30, 2020 is comprised of $1,164 of interest expense on senior secured bonds due in 2021, $130 of costs to repurchase warrants, $131 of interest expense on lease liabilities, $186 of translation losses on balances of monetary assets and liabilities denominated in currencies other than each entity’s functional currency, and $25 related to other finance charges.

18. BASIC AND DILUTED INCOME PER SHARE

Basic income per share is calculated by dividing net income by the weighted average number of ordinary shares outstanding during the quarter.

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Net income for the period attributable to the equity holders	4,675	2,303	11,586	6,610
Weighted-average number of ordinary shares, basic	32,364,114	27,570,812	29,830,319	27,486,143

Net income per share attributable to ordinary shareholders, basic	0.14	0.08	0.39	0.24

Net income for the period attributable to the equity holders	4,675	2,303	11,586	6,610
Weighted-average number of ordinary shares, diluted	36,184,575	30,666,166	33,640,305	30,725,252

Net income per share attributable to ordinary shareholders, diluted	0.13	0.08	0.34	0.22

For disclosures regarding the number of outstanding shares, see Note 8.

19. INCOME TAX

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Current tax charge	91	306	1,200	653
Deferred tax credit (Note 14)	(2,072)	—	(1,933)	—
	(1,981)	306	(733)	653

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the applicable tax rate of 5% as follows:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Income before tax	2,694	2,609	10,853	7,263
Tax expense at 5%	135	130	543	363
Tax effects of:
Disallowed expenses	(95)	24	151	70
Income not subject to tax	—	17	—	(90)
Movements in temporary differences	(855)	(52)	(934)	(83)
Income subject to other tax rates	(1,166)	182	(497)	391
Other	—	5	4	2
	(1,981)	306	(733)	653

20. RELATED PARTY TRANSACTIONS

All significant shareholders and other companies controlled or significantly influenced by the shareholders, and all members of the key management personnel of the Group are considered by the Board of Directors to be related parties.

Directors’ and key management emoluments

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, including Directors. Compensation paid or payable to key management was comprised of the following:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Salaries and remuneration to key management and executive directors	648	221	2,663	539
Non-executive directors’ fees	86	40	358	114
	734	261	3,021	653

The emoluments paid to the Directors during the three months ended September 30, 2021 and 2020 amounted to $542 and $126, respectively. The emoluments paid to the Directors during the nine months ended September 30, 2021 and 2020 amounted to $874 and $348, respectively.

The following transactions were carried out with related parties:

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2021	2020	2021	2020
Expenses
Remuneration paid as consultancy fees	290	172	1,302	361
Share-based payments	258	—	980	—
Salaries and wages	186	58	482	203
Other expenses	5	4	13	10
	739	234	2,777	574

As at September 30, 2021 and December 31, 2020, the balance outstanding to related parties was $80 and $25, respectively.

As at September 30, 2021 and December 31, 2020, the following options and warrants were held by related parties:

	AS AT SEPTEMBER 30,	AS AT DECEMBER 31,
	2021	2020
Key management and executive directors	6,216,514	1,909,744

During the nine months ended September 30, 2021, 200,000 warrants held by an executive that were not previously included within related parties’ holdings were included as a result of a change in role included within key management.

In July 2021 the Company granted 4,056,770 share options under the Founders' Award (Note 11).

21. EVENTS AFTER THE REPORTING PERIOD

There were no significant events after the reporting date.